Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “LPA” and the “Company” refer to Logistic Properties of the Americas and all of its subsidiaries. The following discussion and analysis (“MD&A”) of the financial condition and results of operations should be read together with our unaudited condensed consolidated interim financial statements as of September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023, together with related notes thereto (the “Unaudited Condensed Consolidated Interim Financial Statements”). The Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read together with our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission. The following discussion contains forward-looking statements and should be read in conjunction with the section titled “Cautionary Note Regarding Forward-Looking Statements” included in this MD&A and the section titled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2023.

Overview

LPA was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. LPA is a fully-integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central and South America. We focus on modern Class A logistics real estate in high growth and high barrier-to-entry markets that are undersupplied and have low penetration rates. We believe we are a leading institutional development, industrial and logistics platform operating in our three countries of operation today — Costa Rica, Colombia and Peru – which correspond to our reportable segments. We have significant expertise in designing and developing logistics assets, which we own, manage and lease on a long-term basis. Our strategic footprint and operational expertise enable us to provide our tenants with “last mile” distribution capabilities that are critical to logistics infrastructure and well located to leverage strong e-Commerce and “nearshoring” trends.

Our business model is designed to generate recurring revenue from long-term leases with creditworthy tenants, which we believe drives attractive unit economics. We believe our corporate structure provides us with the following advantages:

●	Investment focus: We have designed our business model to participate across the real estate value creation chain including (i) structuring and financing, (ii) development, (iii) lease-up and (iv) asset management, as opposed to real estate investment trusts (“REITs”) that are generally required to focus on stabilized or near stabilized properties;
●	Management fee structure: We manage our properties internally and do not charge management fees, which we believe better aligns our interests with investors, as opposed to the externally managed REIT model; and
●	Long term value creation: We develop and manage our assets with a focus on the quality of our real estate and maximizing its long-term value, as opposed to managing our development, operations and maintenance activities to achieve shorter term dividend targets.

As of September 30, 2024, our operating portfolio was comprised of 30 properties with a Gross Leasable Area (“GLA”) of 5.1 million square feet. Our portfolio has a stabilized occupancy rate of 94.5% and a weighted average remaining lease term of 5.0 years on current leases.

The following table presents a summary of our total revenues and our profit (loss) for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Total revenues	$11,272,630	$10,214,189	$32,743,028	$27,867,943
Profit (loss)	$4,833,469	$2,371,130	$(29,194,657)	$9,161,431

Our portfolio is comprised of Class A industrial warehouses that are well positioned to serve the key logistical functions of the growing e-Commerce market and nearshoring trade. Our properties are certified by EDGE Certified Foundation, a green building certification system sponsored by the IFC (International Finance Corporation), a member of the World Bank Group, and administered by GBCI (Green Business Certification Inc.), which promotes the development of sustainable buildings — both internally, with expansive floor capacity, natural light and sufficient height clearance levels, as well as externally, with shared truck maneuvering yards, optimized platforms and container parking. These modern specifications enable our tenants to drive operational efficiencies for timely delivery of their goods and implement highly advanced operational and logistics processes that enhance their ability to compete.

Our high quality and diversified tenant base is comprised of leading multinational companies that operate primarily in the consumer goods, third-party logistics and other retail sectors including Alicorp, Kuehne & Nagel, Pequeño Mundo, Natura & Co, PriceSmart, Farmanova, Indurama, Ceva, Samsung, and IKEA.

The following table presents a summary of our aggregate real estate portfolio as of September 30, 2024, December 31, 2023, and September 30, 2023:

	As of September 30, 2024	As of December 31, 2023	As of September 30, 2023(3)
Number of operating real estate properties	30	28	28
Operating GLA (sq. ft) (1)	5,121,625	4,619,616	4,615,755
Leased Area (sq. ft) (2)	5,629,154	5,308,454	5,098,759
Number of tenants	51	53	53
Average rent per square foot	$7.92	$7.80	$7.55
Weighted average remaining lease term	5.0 years	5.3 years	5.5 years
Stabilized occupancy rate (% of GLA)	94.5%	100.0%	99.4%

(1)	“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved a state of stabilization. We define stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
(2)	“Leased Area” refers to the area in operating properties, properties under development, and land bank that are subject to a lease.
(3)	Excludes a held-for-sale investment property in Colombia with a Leased Area of 289,000 square feet which was occupied by one tenant.

Our operating portfolio is geographically diversified, as shown below:

	As of September 30, 2024
	Total Operating GLA (sq. ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	49%	19
Colombia	1,255,404	25%	5
Peru	1,350,084	26%	6
Total	5,121,625	100%	30

	As of December 31, 2023
	Total Operating GLA (sq. ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,358,693	51%	18
Colombia	1,255,404	27%	5
Peru	1,005,519	22%	5
Total	4,619,616	100%	28

	As of September 30, 2023
	Total Operating GLA (sq. ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,355,656	51%	18
Colombia	1,255,404	27%	5
Peru	1,004,695	22%	5
Total	4,615,755	100%	28

Our rental income for the three months ended September 30, 2024 and 2023, is summarized below:

	For the Three Months Ended September 30, 2024		For the Three Months Ended September 30, 2023
	Rental Income(1)	% of Rental Income	Rental Income(1)	% of Rental Income
	(U.S. $)
Costa Rica	$6,122,296	54.8%	$5,589,037	54.9%
Colombia	$2,068,024	18.5%	$2,226,178	21.9%
Peru	$2,983,454	26.7%	$2,360,078	23.2%
Total	$11,173,774	100.0%	$10,175,293	100.0%

(1)	All leases in Costa Rica and Peru are denominated in U.S. Dollars while leases in Colombia are denominated in Colombian Pesos.

Our rental income for the nine months ended September 30, 2024 and 2023, is summarized below:

	For the Nine Months Ended September 30, 2024		For the Nine Months Ended September 30, 2023
	Rental Income(1)	% of Rental Income	Rental Income(1)	% of Rental Income
	(U.S. $)
Costa Rica	$17,771,033	54.6%	$14,736,412	53.0%
Colombia	$6,426,573	19.7%	$6,007,582	21.6%
Peru	$8,349,511	25.7%	$7,049,033	25.4%
Total	$32,547,117	100.0%	$27,793,027	100.0%

(1)	All leases in Costa Rica and Peru are denominated in U.S. Dollars while leases in Colombia are denominated in Colombian Pesos.

Business Combination

On March 27, 2024, LPA consummated the business combination pursuant to the business combination agreement, dated as of August 15, 2023, with two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA, and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (the “Business Combination”). As a result of the Business Combination, TWOA and LLP have each become wholly-owned subsidiaries of LPA, and LPA’s ordinary shares were listed on the NYSE American under the symbol “LPA”. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.

Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our business is significantly influenced by the general economic conditions in Costa Rica, Colombia, and Peru, which in turn affect our financial performance, portfolio value, and strategy execution. Changes in national, regional and global economic conditions can significantly impact us. Real estate markets are cyclical and are driven by investor perceptions of the overall economic outlook. Rising interest rates, reduced real estate demand, economic slowdowns, or recessions influence the real estate markets and any occurrence of these conditions could lead to weakened demand for our properties, decreased revenues, increased costs and lower asset values for us.

Factors such as currency devaluation, price instability, inflation, interest rate fluctuations, regulatory changes, taxation shifts, social and political unrest, and other economic developments can influence our outcomes, which are forces beyond our control. Economic slowdowns, negative growth periods, increased inflation, or interest rates could reduce demand for our assets, lower their real value, or prompt a shift toward lower-quality assets.

Rental Income

Our primary revenue stream comes from investment property rental income. The rental income from our property portfolio depends on our ability to maintain high occupancy rates and grow by acquiring, developing, or expanding properties.

As of September 30, 2024, December 31, 2023, and September 30, 2023, the occupancy rates for our operating properties were 94.5%, 100.0%, and 99.4%, respectively. The rental income generated from our leased properties is influenced by our ability to collect rent payments according to lease agreements and our ability to raise rental rates. The growth in rental income also relies on our ability to acquire suitable properties meeting our investment criteria, develop them, and expand the GLA of existing properties where feasible. Future rental income could be affected by positive or negative trends in our tenants’ businesses and the regions where we operate.

Lease Expirations

Our results of operations are influenced by our ability to re-lease space before leases expire or promptly upon the expiration of a lease. Results are also affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. We utilize a proactive leasing strategy by maintaining regular communication with tenants to understand the needs of their respective operations and their plans for existing space and potential expansions. Our senior management team conduct frequent visits to the properties and apply their market insights to establish connections with potential local, regional, and national tenants that may complement our current tenant base. As of September 30, 2024, our existing asset lease contracts scheduled to expire in the remainder of 2024, 2025 and 2026 represented 1.2%, 6.7% and 5.7%, respectively, of our Leased Area.

Competition

We face local competition from other buyers, developers, and operators of industrial properties in Costa Rica, Colombia, and Peru. Some of these competitors strive to provide similar products and pursue properties in our target markets. Increased competition in the future could limit our ability to develop and acquire desired properties on favorable terms. Furthermore, increased competition might impact the occupancy rates of our properties, influencing our financial results. We could also face pressure to lower our rental rates or offer rent reductions, improvements, early termination privileges, or favorable lease renewal options to tenants in order to retain them upon lease expiration due to competitive pressures.

Property Operating Costs

Our property operating costs consist mainly of repairs and maintenance, property management, utility charges, property taxes, and other property-related costs. Most property operating costs are recovered through rental recovery fees charged to tenants. All of our leases are classified as operating leases. Furthermore, a significant portion of our leases are modified gross leases, which is a type of rental agreement where the tenant pays the base rent and a proportional share of certain investment property operating expenses. Although we can recover most of the investment property operating expenses, it is ultimately our responsibility to pay for the operating expenses.

Inflation

Most of our leases contain provisions designed to mitigate the adverse impact of inflation. Rental income is typically adjusted annually and is contractually indexed for inflation based on the local or US Consumer Price Index. In addition, some contracts contain a fixed increase amount, which may differ from inflation. Furthermore, our leases could expose us to potential rises in non-reimbursable property operating expenses, which includes potential costs linked to vacant premises. Additionally, we believe that certain current rental rates within our leases due for renewal are below the current market rates for similar spaces. Upon renewal or re-leasing, adjustments to these rates to align with or approach current market levels may counterbalance the impact of inflationary expense pressures associated with our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities might drive up the cost to develop properties. In addition, an increase in inflation may increase the replacement value of our real estate assets, and as such, the development of new assets may be adversely impacted if corresponding rental rates do not have a similar increase.

Nearshoring Trends

Global events, such as the war in Ukraine as well as lingering effects of the COVID-19 pandemic, have led companies to rethink their supply chains and explore ways to expand or relocate production facilities that are closer to U.S. headquarters and end markets. As a result, the countries in which we operate might be positioned to benefit from strengthening nearshoring dynamics. This would result in greater supply chain security and reduce long shipping routes while minimizing sensitivity to global disruptions in trade linkages.

Development

Our business relies in part on the successful, on-time and on-budget development of new properties in order to increase GLA. We have a proven track record of executing our development strategy, however, our operations could be impacted by construction work delays, increased supply chain costs, shortage of qualified labor in our geographies or changes or difficulties in the permitting and regulatory environment.

Key Components of Operating Results

Revenue

LPA generates revenue through investment property rental income and development fees.

Investment property rental income primarily consists of rental payment from tenants through operating lease agreements. LPA’s leases qualify as operating leases, and LPA recognizes rental income on a straight-line basis. This is included as rental revenue on LPA’s condensed consolidated interim statements of profit or loss and comprehensive loss.

Development fees are determined in accordance with the terms specified on each arrangement with tenants. The fees are recognized as revenue when they are earned under the agreement with tenants. This is included in other revenue in LPA’s condensed consolidated interim statements of profit or loss and comprehensive loss.

Investment property operating expense

Investment property operating expense primarily includes the direct operating expenses of the property such as repairs and maintenance, property taxes, insurance, and utilities, among others. Property operating expenses are mostly recovered through the rental recoveries charged to the tenants.

General and administrative expense

General and administrative expenses include personnel costs (e.g., salaries, bonuses, share-based payments, etc.) and related operating costs of the business support functions, including finance and accounting, legal, human resources, administrative, as well as services and professional fees, office expenses, and bank service charges.

Listing expense

Listing expense is recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets, which represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.

Investment property valuation gain

Investment property valuation gain is the investment properties’ change in fair value. The valuation analysis is performed by an external firm, which determines the fair market value of the investment properties. The fair market value of an investment property depends on the type of property. LPA holds operating properties, properties under development, and land.

Interest income from affiliates

Interest income from affiliates mainly consists of interest generated by issuing notes to related parties and key personnel. The main terms of the notes are payment of the balance at maturity including interest receivable, the possibility of early payments without penalty, guarantees over ordinary shares, and promissory notes.

Financing costs

Financing costs consist of interest expense, debt modification or extinguishment gain or loss, costs of raising debt, and amortization expense of deferred financing costs. These costs include various fees and charges associated with the process of issuing debt, refinancing the debt, and other fees and commissions paid to third parties involved in the financing process. Debt modification or extinguishment gain or loss is incurred when a company modifies or terminates its debt terms before the scheduled maturity date. Interest expense represents the interest costs incurred through mortgage loans and bridge loans.

Net foreign currency gain (loss)

Net foreign currency consists of the net profit or loss generated through the settlement of monetary items or the translation of monetary items at rates different from those at which they were translated upon initial recognition.

Gain on sale of asset held for sale

Gain on sale of investment property consists of profit or loss recognized through disposal of LPA’s held-for-sale investment properties. The properties are carried at fair value prior to disposal. Disposals of LPA’s properties require a deduction of the cost of selling the property from the fair value price, which may result in a gain on the sale.

Other income

Other income consists of interest income from certificates of deposit accounts and installment payment receivables from the sale of investment properties, income in connection with certain lock-up release agreements that we entered into with certain non-affiliated shareholders in June 2024 (the “Lock-Up Release Agreements”), and other miscellaneous income.

Other expenses

Other expenses consist of transaction-related costs in connection with the Business Combination, fees in connection with the Lock-Up Release Agreements, loss on disposition of property and equipment and other miscellaneous expenses.

Income tax expense

Income tax expense refers to the amount of tax owed to the relevant tax authority. Income tax on the profit comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted as of the reporting date, and any adjustments to tax payable in respect of previous periods. Deferred tax is recognized using the balance sheet liability method in accordance with International Accounting Standards (“IAS”) 12 on taxable temporary differences between the tax base and the accounting base of items included in the condensed consolidated interim statement of financial position of LPA.

LPA’s segments

LPA’s three reportable segments are the geographic regions LPA operates in, Colombia, Peru and Costa Rica. The three geographic segments primarily derive revenue from various operating lease agreements with tenants for the rental of investment properties. LPA’s portfolio is strategically located within key trade and logistics corridors in the capital cities of Costa Rica, Colombia and Peru to conduct commercial operations.

Costa Rica: As of September 30, 2024, Costa Rica is LPA’s largest reportable segment, with 19 buildings and an Operating GLA of 2.5 million square feet.

Colombia: As of September 30, 2024, Colombia has 5 buildings with an Operating GLA of 1.3 million square feet and a land reserve of 50.6 acres.

Peru: As of September 30, 2024, Peru has 6 buildings with an Operating GLA of 1.3 million square feet and a land reserve of 40.5 acres.

Revenue by segment

LPA management analyzes revenue by comparing actual monthly revenue to internal projections and prior periods across the operating segments in order to assess performance, identify potential areas for improvement, and determine whether the segments are meeting management’s expectations.

Segment Net Operating Income (NOI)

LPA management uses net operating income (“NOI”) by segment (“Segment NOI”) to assess financial performance at the segment level. Please see “Non-IFRS Financial Measures and Other Measures and Reconciliations” for more information around NOI and the reconciliation of NOI to the nearest IFRS measure.

Results of operations for the three months ended September 30, 2024, compared to the three months ended September 30, 2023

The results of operations presented below should be reviewed in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the three months ended September 30, 2024 and 2023:

	For the three months ended September 30,
	2024	2023	$ Change	% Change
REVENUE
Colombia	$2,068,024	$2,226,178	$(158,154)	(7.1)%
Peru	2,983,454	2,360,078	623,376	26.4%
Costa Rica	6,122,296	5,589,037	533,259	9.5%
Unallocated revenue	98,856	38,896	59,960	154.2%
Total revenues	11,272,630	10,214,189	1,058,441	10.4%

Investment property operating expense
Colombia	(309,608)	(261,035)	(48,573)	18.6%
Peru	(566,225)	(422,608)	(143,617)	34.0%
Costa Rica	(741,086)	(825,401)	84,315	(10.2)%
Total investment property operating expense	(1,616,919)	(1,509,044)	(107,875)	7.1%
General and administrative	(4,750,884)	(2,519,836)	(2,231,048)	88.5%
Investment property valuation gain	8,175,196	9,826,109	(1,650,913)	(16.8)%
Interest income from affiliates	—	159,850	(159,850)	(100.0)%
Financing costs	(5,796,879)	(5,646,861)	(150,018)	2.7%
Net foreign currency gain	49,158	13,595	35,563	261.6%
Other income	1,104,810	31,703	1,073,107	NM
Other expenses	(1,238,072)	(3,345,296)	2,107,224	(63.0)%
Profit (loss) before taxes	7,199,040	7,224,409	(25,369)	(0.4)%
Income tax expense	(2,365,571)	(4,853,279)	2,487,708	(51.3)%
PROFIT(LOSS) FOR THE PERIOD	$4,833,469	$2,371,130	$2,462,339	103.8%

NM – Not meaningful

Revenue: Revenue increased by $1.1 million, or 10.4%, to $11.3 million for the three months ended September 30, 2024, from $10.2 million for the three months ended September 30, 2023. This was primarily attributable to an increase of investment properties rental revenue of $0.9 million, and rental recoveries of $0.2 million. The $0.9 million increase in investment properties rental revenue was primarily attributable to the growth in occupied gross leasable area (“Occupied GLA”), which expanded from 4.6 million square feet as of September 30, 2023, to 5.1 million square feet as of September 30, 2024, representing a 7.9% increase.

Colombia – Revenue in Colombia decreased by $0.1 million, or 7.1%, to $2.1 million for the three months ended September 30, 2024, from $2.2 million for the three months ended September 30, 2023. The decrease was primarily attributable to a decrease of approximately 0.4 million square feet of Occupied GLA due to the sale of a building in Colombia during the fourth quarter of 2023 and a part of a building in Colombia being vacant starting from the beginning of the third quarter of 2024. The decrease was partially offset by a market increase in average rental price per square feet and fluctuation in Colombian Pesos leading to an increase of 20.2% to existing tenants’ rent for properties in Colombia during the three months ended September 30, 2024 compared to September 30, 2023.

Peru – Revenue in Peru increased by $0.6 million, or 26.4%, to $3.0 million for the three months ended September 30, 2024, from $2.4 million for the three months ended September 30, 2023. This was primarily attributable to a total Occupied GLA increase of approximately 0.4 million square feet due to two additional stabilized buildings. This increase was partially offset by the termination of a lease in March 2024 resulting in a vacancy of less than 0.1 million square feet of GLA during the three months ended September 30, 2024, compared to September 30, 2023.

Costa Rica – Revenue in Costa Rica increased by $0.5 million, or 9.5%, to $6.1 million for the three months ended September 30, 2024, from $5.6 million for the three months ended September 30, 2023. This was primarily attributable to one additional building being operational, which increased the Occupied GLA by approximately 0.2 million square feet during September 30, 2024, compared to September 30, 2023.

Investment property operating expense: Investment property operating expense increased by $0.1 million, or 7.1%, to $1.6 million for the three months ended September 30, 2024, from $1.5 million for the three months ended September 30, 2023. This was primarily attributable to an increase of repair and maintenance expenses of $0.1 million, and other property related expenses of $0.2 million resulting from the increase in Operating GLA, offset by a decrease in expected credit loss of $0.2 million.

Colombia – Investment property operating expense in Colombia increased by less than $0.1 million, or 18.6%, to $0.3 million for the three months ended September 30, 2024, from $0.3 million for the three months ended September 30, 2023. This was primarily attributable to an increase in repair and maintenance expenses for a property in Colombia during the three months ended September 30, 2024, compared to September 30, 2023. The increase was partially offset by the reduced cost due to the sale of a building in Colombia during the fourth quarter of 2023.

The investment property operating expense was 15.0% of revenue for the three months ended September 30, 2024, compared to 11.7% of revenue for the three months ended September 30, 2023. The Segment NOI was $1.8 million for the three months ended September 30, 2024, as compared to $2.0 million for the three months ended September 30, 2023. The increase in investment property operating expense as a percentage of revenue was primarily due to the increased  repair and maintenance expenses in the third quarter of 2024 for a building in Colombia. The decrease in Segment NOI was mainly due to the sale of a building in Colombia during the fourth quarter of 2023, whose impact was partially offset by the market increase in rent for existing tenants during the three months ended September 30, 2024.

Peru – Investment property operating expense in Peru increased by $0.2 million, or 34.0%, to $0.6 million for the three months ended September 30, 2024, from $0.4 million for the three months ended September 30, 2023. This was primarily attributable to an increase in repair and maintenance expenses, property management expenses, and other property related expenses related to the incremental costs from two additional stabilized buildings during the three months ended September 30, 2024, compared to September 30, 2023.

The investment property operating expense was 19.0% of revenue for the three months ended September 30, 2024, compared to 17.9% of revenue for the three months September 30, 2023. The Segment NOI increased to $2.4 million for the three months ended September 30, 2024, from $1.9 million for the three months ended September 30, 2023. The increase in investment property operating expense as a percentage of revenue was primarily because revenue grew at a slightly slower pace than operating expenses. The Segment NOI increase was primarily due to the two additional stabilized buildings during the three months ended September 30, 2024.

Costa Rica – Investment property operating expense in Costa Rica decreased by $0.1 million, or 10.2%, to $0.7 million for the three months ended September 30, 2024, from $0.8 million for the three months ended September 30, 2023. This was primarily attributable to decrease in repair and maintenance expenses offset by property management expenses, and other property related expenses related to the incremental costs from the one additional stabilized building during the three months ended September 30, 2024, compared to 2023.

Investment property operating expense was 12.1% of revenue for the three months ended September 30, 2024, compared to 14.8% of revenue for the three months ended September 30, 2023. The Segment NOI was $5.4 million for the three months ended September 30, 2024, as compared to $4.8 million for the three months ended September 30, 2023. The decrease in investment property operating expenses as a percentage of revenue is primarily due to the incremental revenue from one additional stabilized buildings during the three months ended September 30, 2024.

General and administrative: General and administrative increased by $2.2 million, or 88.5%, to $4.7 million for the three months ended September 30, 2024, from $2.5 million for the three months ended September 30, 2023. This was primarily attributable to expenses of $1.1 million of legal expenses, Directors and Officers (D&O) liability insurance expenses, other professional services expenses, that the Company incurred after the consummation of the Business Combination in the three months ended September 30, 2023 compared to the three months ended September 30, 2024. Additionally, we have incurred additional personnel costs of $0.5 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2024 due to the increase in employee headcount during the three months ended September 30, 2024 compared to the three months ended September 30, 2023. Further, we have incurred additional expenses for share-based payment compensation of $0.6 million related to the Restricted Stock Units (“RSUs”) issued to certain executives and directors in connection with the Business Combination.

Investment property valuation gain: Investment property valuation gain decreased by $1.7 million, or 16.8%, to $8.2 million for the three months ended September 30, 2024, from $9.8 million for the three months ended September 30, 2023. The decrease in the investment property valuation gain was primarily attributable to one building in Costa Rica becoming stabilized during the three months ended September 30, 2024 as opposed to two buildings becoming stabilized in Colombia during the three months ended September 30, 2023. The decrease was partially offset by the increase in property value due to the market increases in rent for the Colombian properties for the three months ended September 30, 2024.

Interest income from affiliates: Interest income from affiliates decreased by $0.2 million, or 100%, to zero for the three months ended September 30, 2024, from $0.2 million for the three months September 30, 2023. The decrease was due to the settlement of the loan receivable from Latam Logistics Investments, LLC upon the closing of the Business Combination in March 2024.

Financing costs: Financing costs increased by $0.2 million, or 2.7%, to $5.8 million for the three months ended September 30, 2024, from $5.6 million for the three months ended September 30, 2023. This was primarily attributable to interest on higher loan balance, partially offset by decrease in interest rates during the three months ended September 30, 2024 compared to the three months ended September 30, 2023.

Net foreign currency gain: Net foreign currency gain decreased by less than $0.1 million, or 261.6%, to $0.1 million loss for the three months ended September 30, 2024, from a less than $0.1 million gain for the three months ended September 30, 2023. This was related to the exchange rate fluctuations for the Peruvian Soles, and Costa Rican Colones period over period.

Other income: Other income increased by $1.1 million to $1.1 million for the three months ended September 30, 2024, from less than $0.1 million for the three months ended September 30, 2023. This was primarily driven by other income recognized for the share lock-up release fees collected from investors that had their shares released from their lock-up period and sold during the second and third quarter of 2024. Fees earned and collected from this arrangement for the three months ended September 30, 2024, were $0.5 million. The increase was further attributable to interest income of $0.3 million related to the outstanding receivable from the sale of a building in Colombia, and interest income increase of $0.3 million from cash held in bank accounts.

Other expense: Other expense decreased by $2.1 million, or 63.0%, to $1.2 million for the three months ended September 30, 2024, from $3.3 million for the three months ended September 30, 2023. This was primarily due to professional services fees incurred of $3.3 million for the three months ended September 30, 2023 prior to the consummation of the Business Combination. The decrease was partially offset by $0.9 million of legal fees incurred subsequent to the consummation of the Business Combination, and other expenses of $0.3 million which were incurred for the three months ended September 30, 2024.

Income tax expense: Income tax expense decreased by $2.5 million, or 51.3%, to $2.4 million for the three months ended September 30, 2024, from $4.9 million for the three months ended September 30, 2023. This was primarily attributable to the change in deferred tax assets and liabilities related to fluctuations in currency translation for investment properties and debt, a movement in unrecognized deferred tax assets, and alternative minimum tax in Colombia.

Results of operations for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023

The results of operations presented below should be reviewed in conjunction with our Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the nine months ended September 30, 2024 and 2023:

	For the nine months ended September 30,
	2024	2023	$ Change	% Change
REVENUE
Colombia	$6,426,573	$6,007,582	$418,991	7.0%
Peru	8,349,511	7,049,033	1,300,478	18.4%
Costa Rica	17,771,033	14,736,412	3,034,621	20.6%
Unallocated revenue	195,911	74,916	120,995	161.5%
Total revenues	32,743,028	27,867,943	4,875,085	17.5%

Investment property operating expense
Colombia	(843,373)	(730,411)	(112,962)	15.5%
Peru	(1,563,991)	(1,245,407)	(318,584)	25.6%
Costa Rica	(2,449,445)	(2,056,320)	(393,125)	19.1%
Total investment property operating expense	(4,856,809)	(4,032,138)	(824,671)	20.5%
General and administrative	(11,001,664)	(4,834,222)	(6,167,442)	127.6%
Listing expense	(44,469,613)	—	(44,469,613)	NM
Investment property valuation gain	17,925,184	21,688,490	(3,763,306)	(17.4)%
Interest income from affiliates	302,808	474,338	(171,530)	(36.2)%
Financing costs	(17,168,235)	(23,283,779)	6,115,544	(26.3)%
Net foreign currency (loss) gain	(127,447)	243,367	(370,814)	(152.4)%
Gain on sale of asset held for sale	—	1,022,853	(1,022,853)	(100.0)%
Other income	12,253,069	131,213	12,121,856	NM
Other expenses	(8,582,889)	(3,483,718)	(5,099,171)	146.4%
Profit (loss) before taxes	(22,982,568)	15,794,347	(38,776,915)	NM %
Income tax expense	(6,212,089)	(6,632,916)	420,827	(6.3)%
PROFIT (LOSS) FOR THE PERIOD	$(29,194,657)	$9,161,431	$(38,356,088)	NM

NM – Not meaningful

Revenue: Revenue increased by $4.9 million, or 17.5%, to $32.7 million for the nine months ended September 30, 2024, from $27.9 million for the nine months ended September 30, 2023. This was primarily attributable to an increase of investment properties rental revenue of $4.5 million, and rental recoveries of $0.4 million. The $4.4 million increase in investment properties rental revenue was primarily attributable to the growth in Occupied GLA, which expanded from 4.6 million square feet as of September 30, 2023 to 5.0 million square feet as of September 30, 2024, representing a 7.9% increase.

Colombia – Revenue in Colombia increased by $0.4 million, or 7.0%, to $6.4 million for the nine months ended September 30, 2024, from $6.0 million for the nine months ended September 30, 2023. This was primarily attributable to a market increase in average rental price per square feet and fluctuations in the Colombian Pesos leading to a 44.8% increase to existing tenants’ rent for properties in Colombia during the nine months ended September 30, 2024 compared to September 30, 2023. Such increase was partially offset by a decrease of approximately 0.4 million square feet of Leased Area due to the sale of a building in Colombia during the fourth quarter of 2023.

Peru – Revenue in Peru increased by $1.3 million, or 18.4%, to $8.3 million for the nine months ended September 30, 2024, from $7.0 million for the nine months ended September 30, 2023. This was primarily attributable to a total Occupied GLA increase of approximately 0.4 million square feet due to two buildings becoming stabilized during the nine months ended September 30, 2024. Increase was partially offset by the termination of a lease resulting in a vacancy of 0.1 million square feet of GLA during the nine months ended September 30, 2024 compared to September 30, 2023.

Costa Rica - Revenue in Costa Rica increased by $3.0 million, or 20.6%, to $17.8 million for the nine months ended September 30, 2024, from $14.8 million for the nine months ended September 30, 2023. This was primarily attributable to a total Occupied GLA increase of approximately 0.4 million square feet or 34.4% due to two buildings becoming stabilized during the nine months ended September 30, 2024. The average rental price per square feet also increased by 14.7% as of September 30, 2024, compared to September 30, 2023. Such increase was partially offset by the termination of a lease in March 2024 resulting in a vacancy of 0.1 million square feet of GLA during the nine months ended September 30, 2024, compared to September 30, 2023.

Investment property operating expense: Investment property operating expense increased by $0.8 million, or 20.5%, to $4.8 million for the nine months ended September 30, 2024, from $4.0 million for the nine months ended September 30, 2023. This was primarily attributable to an increase of repair and maintenance expenses of $0.4 million, utilities expenses of $0.1 million, and other property related expenses of $0.3 million resulting from the increase in operating properties.

Colombia – Investment property operating expense in Colombia increased by $0.1 million, or 15.5%, to $0.8 million for the nine months ended September 30, 2024, from $0.7 million for the nine months ended September 30, 2023. This was primarily attributable to an increase in repair and maintenance expenses, property management expenses, and other property related expenses related to the incremental costs from two additional stabilized buildings during the nine months ended September 30, 2024, compared to September 30, 2023.

The investment property operating expense was 13.1% of revenue for the nine months ended September 30, 2024, compared to 12.2% of revenue for the nine months ended September 30, 2023. The Segment NOI was $5.6 million for the nine months ended September 30, 2024, as compared to $5.3 million for the nine months ended September 30, 2023. The increase in investment property operating expense as a percentage of revenue was primarily due to the increased repair and maintenance expenses in the nine months ended September 30, 2024 for a building in Colombia. The increase in Segment NOI was primarily due to the market increase in rent for existing tenants during the nine months ended September 30, 2024.

Peru – Investment property operating expense in Peru increased by $0.3 million, or 25.6%, to $1.6 million for the nine months ended September 30, 2024, from $1.3 million for the nine months ended September 30, 2023. This was primarily attributable to the costs resulting from two additional stabilized buildings during the nine months ended September 30, 2024, compared to September 30, 2023.

The investment property operating expense was 18.7% of revenue for the nine months ended September 30, 2024, compared to 17.7% of revenue for the nine months ended September 30, 2023. The Segment NOI was $6.8 million for the nine months ended September 30, 2024, as compared to $5.8 million for the nine months ended September 30, 2023. The increase in investment property operating expenses as a percentage of revenue was primarily due to investment property operating cost increasing at a higher pace than revenue for the two additional stabilized buildings. The increase in Segment NOI was primarily due to revenue generated from the two additional stabilized buildings.

Costa Rica - Investment property operating expense in Costa Rica increased by $0.4 million, or 19.1%, to $2.5 million for the nine months ended September 30, 2024, from $2.1 million for the nine months ended September 30, 2023. This was primarily attributable to an increase in property related expenses related to two additional stabilized buildings during the nine months ended September 30, 2024 compared to 2023.

The investment property operating expense was 13.8% of revenue for the nine months ended September 30, 2024, compared to 14.0% of revenue for the nine months ended September 30, 2023. The Segment NOI was $15.3 million for the nine months ended September 30, 2024, as compared to $12.7 million for the nine months ended September 30, 2023. The decrease in investment property operating expenses as a percentage of revenue and increase in Segment NOI was primarily due to revenue growing at a higher pace than expenses driven by two additional stabilized buildings.

General and administrative: General and administrative increased by $6.2 million, or 127.6%, to $11.0 million for the nine months ended September 30, 2024, from $4.8 million for the nine months ended September 30, 2023. This was primarily attributable to share-based payment compensation of $1.1 million related to the RSUs issued to directors in connection with the Business Combination and share-based payment compensation of $0.6 million related to the RSUs issued to executives in connection with the Business Combination. Additionally, we have incurred additional personnel costs of $1.4 million in the nine months ended September 30, 2023, compared to the nine months ended September 30, 2024, due to the employee headcount increase as of September 30, 2024, compared to September 30, 2023. Further, we have incurred additional general and administrative expenses of $3.1 million related to legal expenses, D&O liability insurance expenses, other professional services expenses, that the Company incurred after the consummation of the Business Combination.

Listing expense: Listing expense increased by $44.5 million to $44.5 million for the nine months ended September 30, 2024, from zero for the nine months ended September 30, 2023. Such listing expense was recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.

Investment property valuation gain: Investment property valuation gain decreased by $3.8 million, or 17.4%, to $17.9 million for the nine months ended September 30, 2024, from $21.7 million for the nine months ended September 30, 2023. This was primarily attributable to four properties becoming stabilized during the nine months ended September 30, 2023 compared to two buildings becoming stabilized during the nine months ended September 30, 2024. Decrease was partially offset by increase in the fair market value of Colombian properties due to market increases in rent for the Colombian properties during the nine months ended September 30, 2024.

Interest income from affiliates: Interest income from affiliates decreased by $0.2 million, or 36.2%, to $0.3 million for the nine months ended September 30, 2024, from $0.5 million for the nine months ended September 30, 2023. The decrease was due to the settlement of the loan receivable from Latam Logistics Investments, LLC upon the closing of the Business Combination in March 2024.

Financing costs: Financing costs decreased by $6.1 million, or 26.3%, to $17.2 million for the nine months ended September 30, 2024, from $23.3 million for the nine months ended September 30, 2023. This was primarily driven by the loan extinguishment loss of $6.4 million incurred by the Company during the nine months ended September 30, 2023 and no similar debt extinguishment occurred during the nine months ended September 30, 2024. The debt extinguishment in during the nine months ended September 30, 2023 was associated with the extinguishment of the Company’s loans with Davivienda de Costa Rica, Promerica de Costa Rica S.A., and four debt facilities with BAC Credomatic and refinancing with mortgage loans from Banco Nacional de Costa Rica. Other changes that correspond to an increase of $0.2 million are immaterial at the individual level.

Net foreign currency gain (loss): Net foreign currency gain (loss): Net foreign currency gain (loss) decreased by $0.4 million, or 152.4%, to a $0.1 million loss for the nine months ended September 30, 2024, from a $0.2 million gain for the nine months ended September 30, 2023. This was related to the exchange rate fluctuations for the Peruvian Soles, and Costa Rican Colones period over period.

Gain on sale of asset held for sale: Gain on sale of asset held for sale decreased by $1.0 million, or 100.0%, to zero for the nine months ended September 30, 2024, from $1.0 million for the nine months ended September 30, 2023. This was primarily attributable to one property that was sold during the nine months ended September 30, 2023.

Other income: Other income increased by $12.1 million to $12.3 million for the nine months ended September 30, 2024, from $0.2 million for the nine months ended September 30, 2023. This was primarily driven by other income recognized for the share lock-up release fees collected from investors that had their shares released from their lock-up period and sold during the second and third quarter of 2024. Fees earned and collected from this arrangement for the nine months ended September 30, 2024, were $10.5 million. Additionally, there was an increase in interest income of $1.0 million related to interest earned from installment payment receivables from the sale of a building in Colombia and from certificates of deposit accounts. There was also an increase in other income of $0.6 million related to an adjustment in transaction costs in connection with the Business Combination in the nine months ended September 30, 2024.

Other expense: Other expense increased by $5.1 million to $8.6 million for the nine months ended September 30, 2024, from $3.5 million for the nine months ended September 30, 2023. This was mainly driven by expenses incurred for total of $7.2 million as part of the business combination for the nine months ended September 30, 2024 as opposed to $3.4 million of transaction cost expense incurred for the nine months ended September 30, 2023, and also by an increases in professional and other expenses of $1.3 million incurred during the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023.

Income tax expense: Income tax expense decreased by $0.4 million, or 6.3%, to $6.2 million for the nine months ended September 30, 2024, from $6.6 million for the nine months ended September 30, 2023. This was primarily attributable to the change in deferred tax assets and liabilities related to fluctuations in currency translation for investment properties and debt, a movement in unrecognized deferred tax assets, alternative minimum tax in Colombia, and tax on intercompany dividends.

Non-IFRS Financial Measures and Other Measures and Reconciliations

In addition to our financial results reported in accordance with IFRS, we also report Adjusted EBITDA, NOI, Same Property NOI, Cash NOI, Same Property Cash NOI, FFO, FFO (as defined by LPA), Adjusted FFO, Net Debt to NOI, Net Debt to Adjusted EBITDA, and Net Debt to Investment Properties, all of which are non-IFRS measures. LPA’s management believes these measures are useful to investors as they provide additional insight into how LPA assesses its performance and financial position. These non-IFRS financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with IFRS. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present Same Property NOI and Same Property Cash NOI on a constant currency basis. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Reconciliations of non-IFRS Measures

Adjusted EBITDA – LPA defines Adjusted EBITDA as profit (loss) for the period excluding (a) interest income from affiliates, (b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain, (f) gain or loss on disposition of asset held for sale, (g) share-based payments, (h) one-time cash bonus related to the Business Combination, (i) listing expense, (j) other income, (k) other expenses, and (l) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of LPA’s business, which consists of developing, leasing and managing industrial properties, before LPA’s cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in LPA’s industry, and it presents Adjusted EBITDA to supplement investor understanding of its operating performance. LPA’s management believes that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of LPA’s assets. The table below includes reconciliations of Adjusted EBITDA to the most directly comparable IFRS measure, profit (loss) for the respective periods:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
(USD in thousands)
Profit (loss) for the period	$4,833	$2,371	$(29,195)	$9,161
Interest income from affiliates	—	(160)	(303)	(474)
Financing costs	5,797	5,647	17,168	23,284
Income tax expense	2,365	4,853	6,212	6,633
Depreciation and amortization (1)	355	43	760	124
Investment property valuation gain	(8,175)	(9,826)	(17,925)	(21,688)
Gain on disposition of asset held for sale	—	—	—	(1,023)
Share-based payments (2)	556	—	1,696	—
One-time cash bonus related to the Business Combination (3)	—	—	285	—
Listing expense (4)	—	—	44,470	—
Other income (5)	(1,105)	(32)	(12,253)	(131)
Other expenses (6)	1,238	3,345	8,583	3,484
Net foreign currency loss (gain)	(50)	(14)	127	(243)
Adjusted EBITDA	$5,814	$6,227	$19,625	$19,127

(1)	Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment, and amortization of right-of-use assets. The amounts were included within general and administrative expense within the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(2)	In connection with the Business Combination, certain executives and directors were granted various RSUs. The associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)	In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(4)	In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2, Share-Based Payment, as the difference between the fair value of the shares deemed to have been issued by LPA and the fair value of the TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(5)	Other income primarily included income related to Lock-Up Release Agreements of $0.5 million and $10.4 million for the three and nine months ended September 30, 2024, respectively. Other income also included certain miscellaneous income of $0.6 million in the nine months ended September 30, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income of $0.6 million and $1.3 million for the three and nine months ended September 30, 2024, respectively, and less than $0.1 million and $0.1 million for the three and nine months ended September 30, 2023, respectively, from the installment payment receivables from sale of investment properties and certificates of deposits accounts.
(6)	Other expenses primarily included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively, and $3.4 million for the three and nine months ended September 30, 2023. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Additionally, other expenses included other miscellaneous capital raising costs, dead deal pursuit costs, and loss on disposition of properties.

Net Operating Income, or NOI – LPA defines NOI as profit (loss) for the period excluding (a) other revenue (primarily development fee revenue), (b) general and administrative expenses, (c) listing expense, (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) gain on disposition of asset held for sale, (j) other expenses, and (k) income tax expense. NOI, Same Property NOI, Cash NOI, and Same Property Cash NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and its operating results. Same Properties refers to properties that LPA has owned and that have been operating for the entirety of the applicable period and the comparable period. LPA’s management believes that these metrics are useful for investors as performance measures and that they provide useful information regarding LPA’s results of operations because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unlevered basis, providing perspectives that may not be immediately apparent from a review of LPA’s financial statements.

LPA defines Same Property NOI as NOI less non same-property NOI and adjusted for constant currency. LPA evaluates the performance of the properties it owns using a Same Property NOI, and LPA’s management believes that Same Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of LPA’s portfolio on performance. When used in conjunction with IFRS financial measures, Same Property NOI is a supplemental measure of operating performance that LPA’s management believes is a useful measure to evaluate the performance and profitability of LPA investment properties. Additionally, Same Property NOI is a key metric used internally by LPA’s management to develop internal budgets and forecasts, as well as to assess the performance of LPA’s investment properties relative to budget and against prior periods. LPA’s management believes presentation of Same Property NOI provides investors with a supplemental view of LPA’s operating performance that can provide meaningful insights to the underlying operating performance of LPA’s investment properties, as these measures depict the operating results that directly result from LPA’s investment properties, is consistent period-over-period, and excludes items that may not be indicative of, or are unrelated to, the ongoing operations of the properties.

LPA defines Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. LPA defines Same Property Cash NOI as Cash NOI less non same-property cash NOI and adjusted for constant currency. The same property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same property population. As of September 30, 2024, and December 31, 2023, the same property population consisted of 27 and 22 buildings, respectively, aggregating approximately 63% and 64% of LPA’s total square feet during such period, respectively.

The table below reconciles these measures to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
(USD in thousands except for percentage data)
Profit (loss) for the period	$4,833	$2,371	$(29,195)	$9,161
Other revenue	(99)	(39)	(196)	(75)
General and administrative	4,751	2,520	11,002	4,834
Listing expense	—	—	44,470	—
Investment property valuation gain	(8,175)	(9,826)	(17,925)	(21,688)
Interest income from affiliates	—	(160)	(303)	(474)
Financing costs	5,797	5,647	17,168	23,284
Net foreign currency (gain) loss	(50)	(14)	127	(243)
Other income (1)	(1,105)	(32)	(12,253)	(131)
Gain on disposition of asset held for sale	—	—	—	(1,023)
Other expenses (2)	1,238	3,345	8,583	3,484
Income tax expense	2,365	4,853	6,212	6,633
NOI	$9,555	$8,665	$27,690	$23,762
Constant currency impact	—	(30)	—	520
Less: non same-property NOI	1,273	460	2,701	1,307
Same-Property NOI	$8,282	$8,175	$24,989	$22,975
Same-Property NOI year-over-year growth	1.3%	N/A	8.8%	N/A

NOI	$9,555	$8,665	$27,690	$23,762
Straight-line rental revenue	(340)	97	(803)	(1,316)
CASH NOI	$9,215	$8,762	$26,887	$22,446
Constant currency impact	—	(32)	—	464
Less: non same-property cash NOI	747	251	1,152	(667)
Same-Property Cash NOI	$8,468	$8,479	$25,735	$23,577
Same-Property Cash NOI year-over-year growth	(0.1)%	N/A	9.2%	N/A

(1)	Other income primarily included income related to Lock-Up Release Agreements of $0.5 million and $10.4 million for the three and nine months ended September 30, 2024, respectively. Other income also included miscellaneous income of $0.6 million in the nine months ended September 30, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income of $0.6 million and $1.3 million for the three and nine months ended September 30, 2024, respectively, and less than $0.1 million and $0.1 million for the three and nine months ended September 30, 2023, respectively, from the installment payment receivables from sale of investment properties and certificates of deposits accounts.
(2)	Other expenses primarily included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively, and $3.4 million for the three and nine months ended September 30, 2023. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Additionally, other expenses included other miscellaneous capital raising costs, dead deal pursuit costs, and loss on disposition of properties.

Funds From Operations, or FFO – LPA calculates FFO as profit (loss) for the period, excluding (a) investment property valuation gain and (b) gain on sale of asset held for sale. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payments, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line rental revenue.

LPA uses FFO, FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) to help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain noncash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. However, since FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.

Update to Non-IFRS Financial Measures

Beginning in the second quarter of 2024, we changed how we define and calculate FFO. Previously we defined FFO as profit or loss for the period, excluding (a) investment property valuation gain, (b) gain or loss on sale of investment property, (c) gain on sale of asset held for sale, (d) depreciation and amortization, (e) non-cash financing costs, (f) interest income from affiliates and (g) unrealized foreign currency gain or loss. We defined Adjusted FFO as FFO less (a) realized foreign currency gain or loss and (b) straight-line rental revenue.

We changed to the new FFO Measures as defined above beginning in the second quarter of 2024 to be consistent with the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO to facilitate comparability between LPA’s operating performance with guideline companies, as we believe that most guideline companies in our industry use the NAREIT definition of FFO. From FFO, we adjusted for one-time or non-recurring items to get to FFO (as defined by LPA), which is further adjusted for non-cash items to get to Adjusted FFO to better align with how management measures the operating performance of LPA between comparative periods. Previously reported measures for the years ended December 31, 2023, 2022, and 2021 and interim periods within have been updated to reflect these changes.

The table below includes reconciliations of FFO, FFO (as defined by LPA) and Adjusted FFO to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
(USD in thousands)
Profit (loss) for the period	$4,833	$2,371	$(29,195)	$9,161
Investment property valuation gain	(8,175)	(9,826)	(17,925)	(21,688)
Gain on sale of asset held for sale	—	—	—	(1,023)
FFO	$(3,342)	$(7,455)	$(47,120)	$(13,550)
Share-based payments (1)	556	—	1,696	—
One-time cash bonus related to the Business Combination (2)	—	—	285	—
Listing expense (3)	—	—	44,470	—
Other income (4)	(692)	—	(11,584)	(6)
Other expenses (5)	1,238	3,345	8,583	3,484
FFO (as defined by LPA)	$(2,240)	$(4,110)	$(3,670)	$(10,072)
Depreciation and amortization (6)	355	43	760	124
Financing costs (7)	73	263	(14)	6,852
Interest income from affiliates	—	(160)	(303)	(474)
Unrealized foreign currency loss (gain) (8)	(54)	83	(5)	(254)
Straight-line rental revenue	(340)	97	(803)	(1,316)
Adjusted FFO	$(2,206)	$(3,784)	$(4,035)	$(5,140)

(1)	In connection with the Business Combination, certain executives and directors were granted various RSUs. The associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(2)	In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense are included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)	In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2, Share-Based Payment, as the difference between the fair value of the shares deemed to have been issued by LPA and the fair value of the TWOA’s identifiable net assets. This amount was included within other expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(4)	Other income primarily included income related to Lock-Up Release Agreements, of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Other income also included certain miscellaneous income of $0.6 million in the nine months ended September 30, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included non-cash interest income from the installment payment receivables from the sale of investment properties, of $0.2 million and $0.6 million for the three and nine months ended September 30, 2024, respectively. Interest income settled in cash of $0.4 million and $0.7 million for the three and nine months ended September 30, 2024, respectively, and less than $0.1 million and $0.1 million for the three and nine months ended September 30, 2023, respectively, was excluded from this reconciliation.
(5)	Other expenses primarily included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively, and $3.4 million for the three and nine months ended September 30, 2023. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Additionally, other expenses included other miscellaneous capital raising costs, dead deal pursuit costs, and loss on disposition of property.
(6)	Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment and amortization of right-of-use assets. The amounts were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(7)	The adjustment related to financing costs included the one-time debt extinguishment or modification gain or loss, amortization of debt issuance cost and accrued interest, and excluded the cash-settled interest expense.
(8)	Unrealized foreign currency loss (gain) was included within net foreign currency gain (loss) in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.

Net Debt — Net Debt is defined as LPA’s total debt (defined as long term debt plus long-term debt—current portion) less cash, cash equivalents and restricted cash. Net Debt to Profit (Loss) represents Net Debt divided by Profit (Loss) for the period. Net Debt to Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. LPA’s management believes that these two ratios are useful because they provide investors with information on LPA’s ability to repay debt, compared to LPA’s performance as measured using Adjusted EBITDA. Net Debt to Investment Properties represents Net Debt divided by Investment Properties (end of period value). LPA believes that this ratio is useful because it shows the degree in which Net Debt has been used to finance LPA’s assets. The table below includes reconciliations of Net Debt to the most directly comparable IFRS financial measures:

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
(USD in thousands except for ratio and percentage data)	2024		2023
Long term debt	$260,519		$253,151
Long term debt—current portion	10,514		16,703
Cash and equivalents(1)	(37,307)		(37,923)
Net Debt	$233,726		$231,931
Net Debt to NOI(2)	6.3	x	6.8	x
Net Debt to Adjusted EBITDA(2)	8.9	x	8.9	x
Net Debt to Investment Properties	43.6%		45.1%

(1)	Cash and cash equivalents included $5.9 million and $2.7 million of restricted cash associated with the total debt as of September 30, 2024 and December 31, 2023, respectively.
(2)	Net Debt related multiples were calculated using the annualized year-to-date NOI and Adjusted EBITDA in their respective calculations

The following table presents a summary of LPA’s non-IFRS measures for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
(USD in thousands except for percentage data)	2024	2023	2024	2023
Adjusted EBITDA	5,814	6,227	19,625	19,127
NOI	9,555	8,665	27,690	23,762
Same-Property NOI	8,282	8,175	24,989	22,975
Same-Property NOI year-over-year growth	1.3%	N/A	8.8%	N/A
Cash NOI	9,215	8,762	26,887	22,446
Same Property Cash NOI	8,468	8,479	25,735	23,577
Same-Property Cash NOI year-over-year growth	(0.1)%	N/A	9.2%	N/A
FFO	(3,342)	(7,455)	(47,120)	(13,550)
FFO (as defined by LPA)	(2,240)	(4,110)	(3,670)	(10,072)
Adjusted FFO	(2,206)	(3,784)	(4,035)	(5,140)

The following table presents a summary of LPA’s non-IFRS multiples for the periods presented:

	As of and for the nine months ended September 30,	As of and for the year ended December 31,
	2024	2023
Net Debt to NOI (1)	6.3x	6.8x
Net Debt to Adjusted EBITDA(1)	8.9x	8.9x
Net Debt to Investment Properties	43.6%	45.1%

(1)	Net Debt related multiples were calculated using the annualized year-to-date NOI and Adjusted EBITDA in their respective calculations

Liquidity and Capital Resources

As of September 30, 2024, and December 31, 2023, LPA had cash and cash equivalents of $31.4 million and $35.2 million, respectively. LPA requires significant cash resources to, among other things, fund its working capital requirements, increase its headcount, make capital expenditures, and expand its business through acquisitions. LPA’s future capital requirements will depend on many factors, including the cost of future acquisitions, the scale of increases in headcount, its revenue mix, incremental costs relating to the implementation of new contracts, and the timing and extent of spending to support investment properties development efforts.

If LPA were to require additional funding, seek additional sources of financing or desire to refinance its debt, LPA believes that its historical ability to raise and deploy capital to fund the development of its logistic warehouse facilities and expansion of its operations would enable it to access financing on reasonable terms. However, there can be no assurance that such financing would be available to LPA on favorable terms or at all. If financing is not available, or if the terms of such financing are not acceptable to LPA, it may be forced to decrease the level of investment in its logistic warehouse facilities, scale back its operations, defer investments to execute on its growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on LPA’s business and financial prospects. The profits in current and prior periods LPA have recognized are consistent with its strategy and plans for continued growth and expansion. LPA expects to continue to recognize profits as it executes on its operating plan and expands its warehouse offerings in the near term.

As described further in Note 11 of the Unaudited Condensed Consolidated Interim Financial Statements, we obtained a waiver of compliance for the debt service coverage ratio requirements of the loan covenants with Bancolombia, S.A. (“Bancolombia”) for the assessments on September 30, 2024, and December 31, 2024. The next testing period for the covenants will occur on June 30, 2025, and the Company expects to be in compliance with the covenants on this date. The outstanding Bancolombia loan balance as of September 30, 2024, was $37.5 million, with $1.2 million classified within current liabilities on the condensed consolidated interim statement of financial position.

LPA’s lending agreements with Bancolombia are collateralized by four Colombian investment properties. No other guarantees have been provided by our other subsidiaries that would put our operations outside of Colombia at risk in event of foreclosure. Furthermore, our operations outside of Colombia are expected to be profitable and generate adequate liquidity to provide for continued operations. Therefore, in the event that we are unable to obtain further debt waivers, restructure the debt, or otherwise repay the Bancolombia loan, a foreclosure by Bancolombia on the Colombian properties would not create material uncertainty as to our ability to continue our operations outside of Colombia. Additionally, with the consummation of LPA’s Business Combination with TWOA on March 27, 2024, LPA had gained access to additional capital which further supports the Company’s ability to finance ongoing operations. LPA believes that the capital raised coupled with the current cash projections created enough resources to prevent a foreclosure scenario.

Debt

As of September 30, 2024, LPA’s total outstanding debt was $271.0 million, of which $260.5 million, or 96.1%, consisted of long-term debt. As of December 31, 2023, LPA’s total outstanding debt was $269.9 million, of which $253.2 million, or 93.8%, consisted of long-term debt.

As of September 30, 2024, and December 31, 2023, all of LPA’s outstanding debt was secured by its investment properties.

Please refer to more information around our debt agreements, including our compliance with debt covenants in Note 11 of the Unaudited Condensed Consolidated Interim Financial Statements.

Capital Expenditures

For the nine months ended September 30, 2024, and 2023, we incurred capital expenditures totaling $14.1 million and $20.4 million, respectively, in connection with construction projects to develop investment properties in Colombia, Peru, and Costa Rica.

Cash Flows

The following table summarizes our condensed consolidated interim cash flows provided by (used in) operating, investing, and financing activities for the nine months ended September 30, 2024, and 2023:

	For the nine months ended September 30,
	2024	2023	$ Change	% Change
Net cash provided by operating activities	$14,375,585	$14,608,375	$(232,790)	(1.6)%
Net cash used in investing activities	(13,343,995)	(16,363,299)	3,019,304	(18.5)%
Net cash used in financing activities	(4,660,719)	(1,451,023)	(3,209,696)	221.2%
Effects of exchange rate fluctuations on cash held	(218,765)	(124,121)	(94,644)	76.3%
Net increase (decrease) in cash and cash equivalents	(3,847,894)	(3,330,068)	(517,826)	15.6%
Cash and cash equivalents at the beginning of the period	35,242,363	14,988,112	20,254,251	135.1%
Cash and cash equivalents at the end of the period	$31,394,469	$11,658,044	$19,736,425	169.3%

Cash flows from operating activities

Cash flows generated by operating activities for the nine months ended September 30, 2024, amounted to $14.4 million, a decrease of $0.2 million, or 1.6%, compared to $14.6 million for the nine months ended September 30, 2023. The decrease in cash provided by operating activities was primarily attributed to an increase in cash paid for investment property operating expenses of $5.4 million, an increase in cash paid for general and administrative expenses of $1.1 million, and an increase in cash paid for taxes of $1.2 million. This decrease in cash provided by operating activities was partially offset by an increase in cash collected from rental income of $6.9 million and cash collected from interest income of $0.6 million.

Cash flows from investing activities

Cash flows used in investing activities for the nine months ended September 30, 2024, amounted to $13.3 million, a decrease of $3.0 million, or 18.5%, compared to $16.4 million for the nine months ended September 30, 2023. The decrease was primarily driven by an increase in restricted cash of $5.2 million, and proceeds received during the nine months ended September 30, 2023 for the sale of investment properties of $1.6 million which represents a decrease in proceeds when comparing the nine months ended September 30, 2024, to the nine months ended September 30, 2023. Decrease is offset by the decrease in capital expenditure on investment properties of $6.3 million and the proceeds from sale of investment properties of $3.5 million in the nine months ended September 30, 2024.

Cash flows from financing activities

Cash flows used in financing activities for the nine months ended September 30, 2024 amounted to $4.7 million, an increase of $3.2 million compared to cash flows of $1.5 million used in financing activities for the nine months ended September 30, 2023. The increase was primarily due to a decrease in long term debt repayment of $93.0 million, proceeds related to the Lock-Up Release Agreements (net of transaction costs) of $9.2 million in the nine months ended September 30, 2024, the proceeds from the Business Combination (net of transaction costs) of $4.4 million in the nine months ended September 30, 2024, a decrease in cash paid for debt extinguishment costs of $1.6 million, a decrease in cash paid for interest and commitment fee of $0.7 million, and a decrease in cash paid for raising debt of $0.4 million, offset by a decrease in long-term debt borrowings of $108.8 million, an increase in distributions to non-controlling partners of $3.6 million, and an increase in capital contributions from non-controlling partners of $0.1 million.

Critical Accounting Estimates

LPA’s Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB which requires the use of estimates and assumptions that affect the value of assets and liabilities  as well as contingent assets and liabilities,  as reported on the statements of financial position and revenues and expenses arising during the periods presented. LPA evaluates its assumptions and estimates on an ongoing basis. LPA bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For more information, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.

Valuation of Investment Properties

Investment properties are initially recognized at cost and are subsequently measured at fair value. LPA engages an external appraiser to obtain an independent opinion on the market value of all its investment properties, including operating properties, properties under development and land bank. LPA’s management submits an updated rent roll of the investment property portfolio to the appraiser and provides access to the properties, leasing contracts and specific operating details of the portfolio.

The independent appraiser uses a combination of valuation techniques such as the discounted cash flow approach, sales comparison approach, and direct capitalization approach to value the investment properties. The valuation techniques used to estimate the fair value of LPA’s investment properties rely on assumptions, which are not directly observable in the market, including discount rates, capitalization rates, occupancy rates, net operating income, and market rents. LPA’s operating properties are primarily appraised using the discounted cash flows method and direct capitalization method. LPA’s properties under development are primarily appraised using discounted cash flows and direct capitalization methods, adjusted by the net present value of the cost to complete and vacancy in the properties under construction. LPA’s land bank is primarily appraised using a combination of discounted cash flow, and sales comparison approach (or market approach).

To review the appraiser’s valuations, LPA leverages its familiarity with individual properties and regional portfolios, coupled with insights in evaluating factors like interest rate fluctuations, turnover rates, and other judgment factors used in the valuation process. LPA then evaluates the reasonableness of the results based on these criteria and compares the reported values to those from the previous period to monitor changes. As part of the review process, LPA offers feedback concerning inconsistencies in factual information and inaccurate statements, before the appraisal reports are finalized.

For more information, see Note 9 of the Unaudited Condensed Consolidated Interim Financial Statements and Note 12 of our audited consolidated financial statements as of and for the year ended December 31, 2023. LPA management believes that the chosen valuation methodologies are appropriate for determining the fair value of the types of investment properties LPA owns.

	Fair Value as of September 30, 2024	# of Buildings	NRA(1) (sq. ft)	Leased %		Occupied %
Land bank:
Owned properties
Colombia	$25,126,975	N/A	1,090,211	15.0	%(2)	N/A
Sub-total	25,126,975	N/A	1,090,211	15.0%		N/A
Properties under right-of-use(3)
Peru	2,021,123	N/A	878,022	28.7	%(2)	N/A
Sub-total	2,021,123	N/A	878,022	28.7%		N/A
Total land bank	27,148,098	N/A	1,968,233	21.1%		N/A
Properties under development:
Properties under right-of-use(3)
Peru	13,246,000	1	166,410	100.0%		84.8%
Total properties under development	13,246,000	1	166,410	100.0%		84.8%
Operating properties:
Owned properties
Colombia	114,783,596	5	1,255,404	100.0%		90.0%
Peru	122,514,490	6	1,350,084	94.8%		89.9%
Costa Rica(4)	257,881,088	19	2,516,137	99.8%		99.2%
Total operating properties	495,179,174	30	5,121,625	98.5%		94.5%
Total operating and properties under development	508,425,174	31	5,288,035	98.6%		94.2%
Total	$535,573,272	31	7,256,268	N/A		N/A

	Fair Value as of December 31, 2023	# of Buildings		NRA(1) (sq. ft)	Leased %		Occupied %
Land bank:
Owned properties
Colombia	$24,100,446	N/A		1,090,211	15.0	%(2)	N/A
Sub-total	24,100,446	N/A		1,090,211	15.0%		N/A
Properties under right-of-use(3)
Peru	619,976	N/A		878,022	N/A		N/A
Sub-total	619,976	N/A		878,022	N/A		N/A
Total land bank	24,720,422	N/A		1,968,233	8.3%		N/A
Properties under development:
Owned properties
Peru	22,230,781	2	(5)	344,565	79.8%		15.6%
Costa Rica	10,891,000	1		157,444	68.6%		0.0%
Sub-total	33,121,781	3		502,009	76.3%		10.7%
Properties under right-of-use
Peru	12,260,000	1		166,410	85.0%		0.0%
Sub-total	12,260,000	1		166,410	85.0%		0.0%
Total properties under development	45,381,781	4		668,419	78.5%		8.0%
Operating properties:
Owned properties
Colombia	106,957,000	5		1,255,404	100.0%		100.0%
Peru	92,239,857	5	(5)	1,005,519	100.0%		100.0%
Costa Rica(4)	244,873,221	18		2,358,693	100.0%		100.0%
Total operating properties	444,070,078	28		4,619,616	100.0%		100.0%
Total operating and properties under development	489,451,859	32		5,288,035	97.3%		88.4%
Total	$514,172,281	32		7,256,268	N/A		N/A

(1)	Square feet included estimated potential building area in the land bank, buildings under development and operating.
(2)	We entered into lease agreements with certain tenants for investment properties that are expected to be constructed in the land bank.
(3)	Properties under right-of-use are mainly related to the investment properties developed on leased land. More specifically, they were associated with a land lease agreement the Parque Logistic Callao S.R.L. (Parque Logistic), a partnership entity controlled by LPA, entered into with Lima Airport Partners S.R.L. (“LAP”) whereas Parque Logistic committed to lease a land parcel for a period of 30 years, with the intention of developing investment properties on the leased land. The amount included the right-of-use asset associated with LPA’s access to a section of land lot, as well as the capitalized construction costs.
(4)	As of September 30, 2024, and December 31, 2023, the operating properties in Costa Rica included patios and open-air rentable land totaling 521,274 square feet for the use of trailer parking and open-air warehousing. As of September 30, 2024 and December 31, 2023, the patios and open-air rentable land had a fair value of $ 6.1 million. As of September 30, 2024 and December 31, 2023, the patios had a weighted average capitalization rate of 8.3% and 7.8%, respectively. The Net Rentable Area (“NRA”) included in the table above excluded NRA of the patios or the open-air rentable land.
(5)	As of December 31, 2023, a building located in Peru was in a mixed phase, with parts in operational stage and others under development. Consequently, we reported the building as being in both stages. By September 30, 2024, the entire building had transitioned to the operational phase, and thus, was considered as a single, fully operational building.

Quantitative and Qualitative Disclosures about Market Risk

LPA is exposed to a variety of market and other risks, including the effects of changes in interest rates and foreign currency risk.

Interest Rate Risk

LPA holds financial liabilities (e.g., Long-term debt) subject to interest rates. Changes in interest rates as of the reporting date would affect profit or loss and cash flows. As of September 30, 2024, and December 31, 2023, the debt balances that were subject to variable rates were $101.5 million and $94.5 million, respectively.

Liquidity Risk

Liquidity risk is the risk that LPA will encounter difficulty in meeting the obligations associated with financial liabilities that are met by delivering cash or another financial asset. LPA’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to LPA’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.

Typically, LPA ensures that it has sufficient cash on demand, including deposits at banks and the balances of short-term credit facilities with diverse funding resources and committed borrowing facilities, to meet expected operating expenses for a period of 90 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot be reasonably predicted, such as natural disasters.

LPA has access to a sufficient variety of sources of funding to repay debt maturing within 12 months in the normal course of business. See Notes 2 and 11 of the Unaudited Condensed Consolidated Interim Financial Statements for more information on the covenant waiver LPA obtained on June 26, 2024. LPA remains in compliance with all covenants as of the date the financial statements were issued.

Foreign Currency Risk

LPA is exposed to market risk from changes in foreign currency exchange rates primarily in connection with all of its subsidiaries. LPA is subject to fluctuations in the Costa Rican Colones, Peruvian Soles and Colombian Pesos to U.S. Dollars currency exchange rates. LPA attempts to mitigate its net exposure to the changes in interest rates by ensuring its debt and revenue are denominated in the same currencies. In addition, LPA keeps minimal cash in local currencies and holds the majority of cash in its functional currency of U.S. dollar.

Market Risk

LPA is exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. LPA does not use derivatives for trading purposes to generate income or to engage in speculative activity.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that have been adopted or will apply to LPA in the future, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.

JOBS Act

LPA is an “emerging growth company” under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. LPA has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided by the JOBS Act.

Additionally, subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, LPA chooses to rely on those exemptions, LPA may not be required to, among other things: (i) provide an auditor’s attestation report on the system of internal controls over financial reporting pursuant to Section 404; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies; (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until LPA is no longer an emerging growth company, whichever is earlier.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, which statements involve substantial risks and uncertainties. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect LPA’s current views, as applicable, with respect to, among other things, its capital resources, performance and results of operations. Likewise, all of LPA’s statements regarding anticipated growth in operations, anticipated market conditions, demographics, reserves, results of operations, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this MD&A and on the current expectations, forecasts and assumptions of the management of LPA, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this MD&A include, but are not limited to, statements about:

●	expectations (and LPA’s ability to meet expectations) regarding LPA’s strategies and future financial performance, including LPA’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures;

●	LPA’s ability to invest in growth initiatives;

●	the outcome of any legal proceedings that may be instituted against LPA;

●	the ability of LPA to raise financing in the future and comply with restrictive covenants related to indebtedness;

●	the ability to fully realize the benefits of the Business Combination, which may be affected by, among other things, competition, LPA’s ability to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;

●	the projected financial information, anticipated growth rate, and market opportunity for LPA, and its estimates of expenses and profitability;

●	LPA’s ability to maintain its listing on NYSE American following the Business Combination;

●	geopolitical risk, including the impacts of the ongoing conflict between Russia and Ukraine, and changes in applicable laws or regulations;

●	anticipated economic, business, and/or competitive factors;

●	anticipations regarding the impact of any major disease or epidemic that disrupts LPA’s business;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LPA’s resources;

●	exchange rate instability;

●	the possibility that expansion of LPA’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;

●	LPA’s ability to retain and grow its customer base;

●	LPA’s success in finding and maintaining future strategic partnerships and inorganic opportunities;

●	the potential liquidity and trading of public securities of LPA;

●	the ability of LPA to respond to general economic conditions;

●	expansion and other plans and opportunities of LPA;

●	any downturn in the real estate industry;

●	the ability of LPA to manage its growth effectively;

●	the ability of LPA to develop and protect its brand; and

●	the ability of LPA to compete with competitors in existing and new markets and offerings.

Forward-looking statements are provided for illustrative purposes only and are not guarantees of performance. You should understand that the factors discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, could affect the future results of LPA, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this MD&A.

Moreover, the risks described under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, are not exhaustive. Other sections of this MD&A describe additional factors that could adversely affect the businesses, financial conditions, or results of operations of LPA. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can LPA assess the impact of all such risk factors on our businesses, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. LPA undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, this MD&A contains statements of belief and similar statements that reflect the beliefs and opinions of LPA on the relevant subject. These statements are based upon information available to LPA as of the date of this MD&A, and while LPA believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that LPA has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.